Exhibit (a)(2)

May 6, 2010

Stock Option Exchange Program Begins Today

To Eligible Associates,

I am delighted to announce that the voluntary, one-time Stock Option Exchange Program recently approved by the Company’s stockholders opens today. The Exchange Program offers a special opportunity for eligible associates — let me give you the highlights.

The Exchange Program gives eligible associates a one-time opportunity to exchange certain stock options that have an exercise price that is significantly higher than the Company’s current stock price for a lesser number of restricted stock units (RSUs) that have a current accounting value approximately equal to the stock options. Unlike the stock options you currently hold, which only have value if the stock price exceeds the exercise price, the RSUs will deliver value to you based on the price of our stock at the time the RSUs vest.

Only you can decide whether it makes sense for you to participate in the Exchange Program. This decision will be based on your view of the future value of our common shares compared to the exercise price of the options you now hold. While the decision is entirely yours, we’ve tried to make it as easy as possible for you to understand the Exchange Program and have all of the information you need to make a decision that’s right for you. You will receive this information in a separate package from the tax department.

The decision of whether or not to participate in the Exchange Program is an important one, with many things to consider based on your own personal circumstances, so I encourage you not to put off your decision. If you choose to participate, you must make your election by 6:00 p.m. EDT on June 4, 2010.

Our company’s success comes from the contributions you make each and every day, and we strive to reward your efforts by enabling you to share in the long-term growth of our company. I’m excited to offer you this special, one-time opportunity to participate in our Exchange Program. Again, I encourage you to carefully evaluate the Exchange Program and whether it’s right for you.

Denny Oklak